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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 10549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*

                             LORUS THERAPEUTICS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    544191109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 23, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 7 pages

Cusip No. 544191109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Technifund Inc.
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        9,521,550
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            0
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               9,521,550
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     9,521,550
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                               Page 2 of 7 pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Herbert Abramson
     I.R.S. Identification No. - Not applicable
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.
     Ontario, Canada
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        9,602,850
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            0
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               9,602,850
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     9,602,850
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)        [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9).
     5.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 3 of 7 pages

ITEM 1.

     (a)  NAME OF ISSUER:

          Lorus Therapeutics Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2 Meridian Road
          Toronto, Ontario M9W 4Z7
          Canada

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

          This joint filing statement is being filed by Technifund Inc. ("Technifund") and Herbert Abramson ("Abramson"). Technifund and Abramson are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Technifund is an investment holding company, of which Abramson owns 100% of the outstanding capital stock and is President and sole Director.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          The business address for Technifund and Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9.

     (c)  CITIZENSHIP:

          See Item 4 of the cover sheet for each Reporting Person.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, no par value

     (e)  CUSIP NUMBER:

          544191109

ITEM 3. NA

ITEM 4. OWNERSHIP

     (a)-(c) The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference. As of the close of business on February 23, 2006, the Reporting Persons' aggregate beneficial ownership of Common Stock was 9,602,850 shares. Of this amount, 81,300 shares of Common Stock were held by Abramson and 9,521,550 shares of Common Stock were held by Technifund.


                               Page 4 of 7 pages

     Abramson exercises sole voting and dispositive power over shares held by him and Technifund. Technifund exercises sole voting and dispositive power over the shares held by it.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     See Items 2(a) and 4 above.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     See Exhibit 1 Joint Filing Agreement, dated February 24, 2006, by and between Abramson and Technifund.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          NA

ITEM 10. CERTIFICATION

     (a)  NA

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 24, 2006




                                                     /S/ HERBERT ABRAMSON
                                                     ------------------------
                                                     Herbert Abramson



                                                     TECHNIFUND INC.

                                                     By: /S/ HERBERT ABRAMSON
                                                     ------------------------
                                                     Herbert Abramson
                                                     President


                               Page 6 of 7 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 24, 2006, is by and among Herbert Abramson, an individual, and Technifund Inc., an Ontario, Canada corporation (collectively, the "Reporting Persons").

Each of the Reporting Persons may be required to file with the Securities and Exchange Commission a statement on Schedule 13G with respect to common shares of Lorus Therapeutics Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of them, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week's prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

Date: February 24, 2006


/S/ HERBERT ABRAMSON
------------------------
Herbert Abramson


Technifund Inc.

By: /S/ HERBERT ABRAMSON
------------------------
Herbert Abramson
President


                               Page 7 of 7 pages